UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Transition period from              to
Commission file number 001-11261

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

Sonoco Retirement and Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017

Sonoco Retirement and Savings Plan

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

GRANT THORNTON LLP
1301 International Parkway, Suite 300
Ft. Lauderdale, FL 33323
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

D 954.768.9900
F 954.768.9908
Plan Administrator and Plan Participants
Sonoco Retirement and Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Sonoco Retirement and Savings Plan (the "Plan") as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017 , and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Supplemental information
The supplemental information in the accompanying schedule of assets (held at the end of year) as of December 31, 2018, has been subjected to audit procedures in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2009.

/s/ GRANT THORTON LLP

Fort Lauderdale, Florida
June 27, 2019

Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Sonoco Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

(in thousands of dollars)	2018	2017
Assets
Investments:
Plan investments at fair value (Note 4)	$783,940	$803,194
Plan investments at contract value (Note 3)	173,616	180,728
Total investments	957,556	983,922

Receivables:
Notes receivable from participants	31,245	30,406
Employer contributions (Note 2)	15,001	14,378
Total receivables	46,246	44,784

Net assets available for benefits	1,003,802	1,028,706

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

(in thousands of dollars)	2018	2017
Additions to net assets attributed to:
Net (depreciation)/appreciation in fair value of Plan investments	$(55,917)	$109,147
Interest and dividends on Plan investments	5,312	6,652
Net investment (loss)/income (Note 2)	(50,605)	115,799
Interest income on notes receivable from participants	1,560	1,338
Contributions:
Employer	27,118	25,375
Employee	41,312	38,987
Total contributions (Note 2)	68,430	64,362
Total additions	19,385	181,499

Deductions from net assets attributed to:
Distributions to participants	79,519	92,793
Administrative expenses (Note 5)	1,398	1,158
Total deductions	80,917	93,951

(Decrease)/increase in net assets available for benefits before transfers in from/out to other qualified plans	(61,532)	87,548
Transfers in from other qualified plans (Note 1)	36,628	16,610
(Decrease)/increase in net assets available for benefits	(24,904)	104,158
Net assets available for benefits:
Beginning of year	1,028,706	924,548
End of year	$1,003,802	$1,028,706

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
Sonoco Products Company (the "Company" or "Sonoco"), a global manufacturer of industrial and consumer packaging products and provider of packaging services, is a South Carolina corporation founded in 1899 in Hartsville, South Carolina and has approximately 300 locations in 36 countries.

The Sonoco Retirement and Savings Plan (the "Plan") is a defined contribution retirement plan provided for certain of the Company’s U.S. employees. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”) and is comprised of both an elective and non-elective component.

The elective component of the Plan, which is designed to meet the requirements of section 401(k) of the Internal Revenue Code, allows participants to set aside a portion of their wages and salaries for retirement and encourages saving by matching a portion of their contributions with contributions from the Company.

The non-elective component of the Plan, the Sonoco Retirement Contribution ("SRC"), is available to certain employees who are not currently active participants in the Company’s U.S. qualified defined benefit pension plan.

On October 28, 2016, Sonoco acquired Plastic Packaging Inc. ("PPI"). On March 1, 2017, approximately $16,610,000 of assets from Plastic Packaging, Inc. 401(k) Plan were merged into the Plan pursuant to the Second Amendment to the Sonoco Retirement and Savings Plan dated April 19, 2017.

On March 14, 2017, Sonoco acquired Packaging Holdings, Inc. and subsidiaries, including Peninsula Packaging LLC ("Packaging Holdings"). In January 2018, approximately $8,988,000 of assets from Peninsula Packaging, LLC 401(k) Profit Sharing Plan and Trust were merged into the Plan pursuant to the Third Amendment to the Sonoco Retirement and Savings Plan dated June 16, 2017.

On July 24, 2017 Sonoco acquired Clear Lam Packaging, Inc ("Clear Lam"). In January 2018, approximately $27,644,000 of assets from Clear Lam Packaging, Inc. 401(k) Plan were merged into the Plan pursuant to the Fourth and Fifth Amendments to the Sonoco Retirement and Savings Plan dated December 13, 2017, and February 15, 2018, respectively.
Participation
Most of the Company’s employees are eligible to participate with respect to Plan benefits upon completion of 30 days of service. However, employees at certain union locations may participate after 30 days of service, but are eligible to receive the Company’s matching and discretionary contributions only after 60 days of service, or after attaining age 21 and completing 1 year of service in which the employee worked a minimum of 1,000 hours, depending on the location.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan (Continued)
Contributions
Participants could elect to defer up to 30% of eligible gross pay through payroll deductions through December 15, 2010 and 100% thereafter. Employee contributions may be pre-tax, after-tax, Roth, or a combination thereof. The maximum annual employee pre-tax contribution for any participant was $18,500 and 18,000 in 2018 and 2017, respectively. Participants over age 50 could contribute additional pre-tax contributions up to $6,000 in both 2018 and 2017, subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions and excluding catch-up contributions, were limited to the lesser of $55,000 or 100% of gross pay in 2018 and $54,000 or 100% of gross pay in 2017. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of sixteen index funds, a Company stock fund (the “Sonoco Stock Fund”), and a Stable Value Fund. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash. The participant can also invest funds in a Self-Managed Account once certain criteria are met.

The Company provides matching and SRC contributions. Matching contributions are made in amounts determined annually by the Company’s Board of Directors (the “Board”), and may be made in either cash or the Company's common stock at the discretion of the Board. For 2018 and 2017, the Company matching contributions were equal to 50% on the first 4% of a non-union participant’s pre-tax contributions. For union participants, the Company matching contributions are determined in accordance with collectively bargained agreements. All matching contributions in 2018 and 2017 were paid in cash and invested in accordance with the participants’ chosen investment allocations. Although the Board may elect to provide additional matching contributions at its discretion, no such contributions were elected in 2018 or 2017. SRCs are made by the Company and equal 4% of eligible pay plus 4% of eligible pay in excess of the Social Security wage base to eligible participant accounts. Participants may direct the recordkeeper, Empower Retirement ("Empower"), formerly J.P. Morgan Retirement Services ("JPM"), to invest any portion of SRCs in the available investment options.

Participant Accounts
For those eligible without respect to Plan benefits other than SRCs, each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings and losses. Each participant eligible with respect to SRCs is credited with the annual contribution for service in the previous year and Plan earnings and losses in his or her account. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
The majority of participants are vested immediately in both the participant-funded contributions and the Company’s matching contributions and SRCs, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after completing a minimum number of years of service, ranging from two to five years, as specified by the union contract. Vesting in the Company’s SRCs and earnings thereon are based on years of service. A participant is 100% vested after three years of service or upon reaching age 55, if earlier. The participant’s account is fully payable at retirement with respect to all contributions, including participant and employer matching contributions and SRCs.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan (Continued)
Payment of Benefits
The Plan provides for benefits payable upon retirement, death, termination, or total and permanent disability. Benefits are distributed through lump-sum payments in cash or Company common stock, or in quarterly or annual installments of not less than $1,000.

For vested retirement contribution accounts, distribution is made as a single lump-sum payment as soon as administratively practicable upon cessation of employment for amounts of $5,000 or less. If the vested value is greater than $5,000, distributions may be deferred until the participant reaches the age of 70 ½. If the participant dies and the balance is less than $5,000, the vested account balance is distributed to the beneficiary as soon as administratively practicable. If the balance is greater than $5,000, the beneficiary may elect to defer distribution of the vested account balance to a later date (distribution cannot be postponed beyond the age of 70 ½ for a spouse or one year for a non-spousal beneficiary). Alternatively, the beneficiary can make an election for a payment option for a complete distribution within five years of the participant’s death.

Notes Receivable from Participants
Participants may borrow from their fund accounts up to an amount no greater than the lesser of 50% of the vested account balance - excluding the portion attributable to SRCs - or $50,000 minus the highest outstanding note balance during the previous 12-month period. Notes are secured by the balances in the participant’s accounts, excluding any balances related to the SRCs. Interest is charged at a fixed rate for the full term of the note. The rate is based on the prime rate at the end of the fiscal quarter prior to note origination plus 1% (6.50% at December 31, 2018 and 5.50% at December 31, 2017). Interest rates vary from 4.25% to 9.25% and 4.25% to 10.50% for the years ended December 31, 2018 and 2017, respectively. Principal and interest is paid through payroll deductions over a period of no more than five years for a personal use note or twenty years for a residential home note. The range of maturity dates for outstanding loans at December 31, 2018 was January 2019 to December 2038. Participants are limited to two outstanding loans at any given time.
Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the “Statements of Net Assets Available for Benefits.”
Forfeitures
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Forfeitures of account balances are used to reduce future employer matching contributions and SRCs. For the years ended December 31, 2018 and 2017, forfeitures totaling approximately $221,000 and $196,000, respectively, were used to reduce employer matching contributions. No forfeitures were used to reduce SRCs in the years ended December 31, 2018 and 2017. At December 31, 2018 and 2017, the remaining balance in the forfeitures account totaled approximately $777,000 and $601,000, respectively.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 2.     Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles in the United States of America ("US GAAP").
Contributions
Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan, and includes both matching contributions and SRCs. Matching contributions and SRCs receivable - net of forfeitures - were approximately $228,000 and $14,773,000 respectively, at December 31, 2018, and approximately $227,000 and $14,151,000, respectively, at December 31, 2017. Employee contributions are recorded in the year in which they are withheld from employee pay. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. The investment allocations of all employee and employer contributions are participant directed.

Investment Valuation and Income Recognition
Shares of collective trusts are valued at the net asset value of units held at year end. Shares of common stock in the Sonoco Stock Fund are valued at open market values published by the respective stock exchange markets. Individual assets of the Stable Value Fund are comprised of synthetic investment contracts (“SIC”). All security‑backed contracts held by the Fund are fully benefit-responsive, which means participant-initiated transactions from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers. All SIC investments are held in the Stable Value Fund (see Note 3). The Self-Managed Account includes shares of common stock valued at open market values published by the respective stock exchange markets and mutual funds valued at quoted net asset values in their respective active markets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net (depreciation)/appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Most investments of the Plan are reported at fair value. However, fully benefit-responsive investment contracts held by the Plan are reported at contract value as it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in such investment contracts through its Stable Value Fund.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2.    Summary of Significant Accounting Policies (Continued)
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2018 and December 31, 2017. Interest income is recorded on the accrual basis.

Payment of Benefits
Benefits are recorded as distributions to participants when paid.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Administrative Expenses
Most trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying “Statements of Changes in Net Assets Available for Benefits.” Certain trust and custodial expenses and investment management fees are paid by the Company in accordance with the plan documents. In addition, the Plan pays certain recordkeeping and other expenses which are included in administrative expenses in the “Statements of Changes in Net Assets Available for Benefits.”
New Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. Management is currently assessing the timing and impact of adopting the updated provisions.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Employee Benefit Master Trust Reporting, which requires a plan's interest in a master trust and any change in that interest to be presented as separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. The amendments under ASU 2017-06 are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Plan has sole interest in the Master Trust, therefore Management does not expect the adoption of ASU 2017-06 to have a material impact on the financial statements.

During the year ended December 31, 2018, there were no other newly issued nor newly applicable accounting pronouncements that have had, or are expected to have, a material impact on the Plan's financial statements.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments
The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of both the Plan and the Sonoco Investment and Retirement Plan (the "SIRP Plan"). The plans were merged on December 15, 2012, and the Sonoco Retirement and Savings Plan holds the sole interest in the Trust. Although the Master Trust has not been legally dissolved and still exists, the Plan has elected to report investments at the Plan level instead of the Master Trust level as of and for the years ended December 31, 2018 and 2017. GWFS Equities, Inc. ("GWFS") served as trustee of the Plan in 2018 and JPM in 2017. StateStreet Global Advisors (“SSGA”) is a wholly owned subsidiary of State Street Bank and Trust (“SSBT”) that manages several of the investment funds held by the Plan. At December 31, 2018 and 2017, all investments represent specific interests of the Plan, as the Plan was the sole owner of the investments. Investment options in which the Plan participates include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, S&P Mid-Cap Fund, SSGA Retirement Income Fund, SSGA Retirement 2015 Fund, SSGA Retirement 2020 Fund, SSGA Retirement 2025 Fund, SSGA Retirement 2030 Fund, SSGA Retirement 2035 Fund, SSGA Retirement 2040 Fund, SSGA Retirement 2045 Fund, SSGA Retirement 2050 Fund, SSGA Retirement 2055 Fund, SSGA Retirement 2060 Fund, the Self-Managed Account, Sonoco Stock Fund, and the Stable Value Fund. The Plan participated in the same investments for the year ended December 31, 2017, however, funds may now be invested in the newly available SSGA Retirement 2015 Fund (fund continues to evolve for five years after the assumed retirement age of 65), SSGA Retirement 2025 Fund, SSGA Retirement 2035 Fund, SSGA Retirement 2045 Fund, SSGA Retirement 2055 Fund, and the Federated Capital Preservation Fund ISP.
S&P 500 Index Fund
The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.

Bond Market Index Fund
The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities intended to approximate the Barclay's Capital U.S. Aggregate Bond Index.

Russell 2000 Index Fund
The Russell 2000 Index Fund invests in the 2000 small cap equities that comprise the Russell 2000 Index.

International Stock Index Fund
The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.

S&P Mid-Cap Fund
The S&P Mid-Cap Fund invests in all stocks in the S&P Mid-Cap 400 Index in proportion to their weighting in the Index.

Self-Managed Account
The Self-Managed Account allows employees to invest in a wide variety of highly diversified mutual funds, common stocks, and interest-bearing cash held for liquidity purposes. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant’s vested account balance.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments (Continued)

SSGA Retirement Income Fund
The SSGA Retirement Income Fund is the option in the Target Retirement series with a focus on income generation as opposed to wealth accumulation. The strategy seeks to address the needs of investors who have reached their retirement date and is comprised mainly of bonds with a reduced exposure to equities to provide greater stability and income. The fund has a target mix of 26% equity funds and 74% bond and money market funds as of December 31, 2018.

SSGA Retirement Date Funds
The SSGA Retirement Date series of funds are intended for investors expecting to retire around the target year and who are likely to gradually begin withdrawing the value of their account following that date. The funds are designed for investors seeking to optimize the asset allocation and risk profile for the wealth accumulation, wealth preservation, and income generation phases of retirement planning and includes adjustments in the critical years immediately preceding and following the retirement date. As the target date for a fund approaches, the asset allocation and risk profile of the funds are automatically adjusted to a more conservative approach to reduce (but not to eliminate) risk by increasing the allocation to fixed income investments, which have historically been subject to lower levels of volatility, while reducing the allocation to equity investments.

The following table presents the SSGA Retirement Date funds held by the Plan and their respective investment allocations as of December 31, 2018:

	Fund Allocation
Fund	Equities	Fixed Income
SSgA Retirement 2015 Fund	29%	71%
SSgA Retirement 2020 Fund	42%	58%
SSgA Retirement 2025 Fund	57%	43%
SSgA Retirement 2030 Fund	67%	33%
SSgA Retirement 2035 Fund	75%	25%
SSgA Retirement 2040 Fund	80%	20%
SSgA Retirement 2045 Fund	85%	15%
SSgA Retirement 2050 Fund	86%	14%
SSgA Retirement 2055 Fund	86%	14%
SSgA Retirement 2060 Fund	86%	14%

Sonoco Stock Fund
Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock.

Stable Value Fund
The Stable Value Fund (the “Fund”) is a separately managed fund that invests in fully benefit-responsive SICs, which are supported by underlying assets owned by the Plan, including a pooled separate account and collective trusts. Assets underlying the pooled separate account and collective trusts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and interest-bearing cash held for liquidity purposes. The fully benefit-responsive investment contracts are included in the financial statements of the Plan at contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Security-backed SIC contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of issuers’ operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the Plan, including a merger with another Plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the redemption of all or a portion of the interests in the Plan held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans;

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Plan does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. There is no contractual waiting period for the Plan to exit the Fund; therefore, if the Plan chose to exit the Fund it would happen as soon as administratively possible.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments (Continued)
The following table presents the investments held by the Plan and Master Trust as of December 31:

(in thousands of dollars)	2018	2017
Common Stock and Mutual Funds
Sonoco Stock Fund	$55,389	$59,054
Self-Directed Brokerage Account	7,139	8,068

Collective Trusts
S&P 500 Index Fund	207,613	227,213
S&P Mid-Cap Fund	81,524	93,538
Bond Market Index Fund	75,294	72,647
International Stock Index Fund	80,509	92,150
Russell 2000 Index Fund	50,455	58,334
SSGA Retirement Date Funds:
SSGA Retirement 2015 Fund	3,767	2,775
SSGA Retirement 2020 Fund	37,942	35,527
SSGA Retirement 2025 Fund	23,185	13,014
SSGA Retirement 2030 Fund	58,622	51,852
SSGA Retirement 2035 Fund	22,472	16,401
SSGA Retirement 2040 Fund	35,486	33,550
SSGA Retirement 2045 Fund	11,796	8,582
SSGA Retirement 2050 Fund	17,562	16,838
SSGA Retirement 2055 Fund	7,514	6,546
SSGA Retirement 2060 Fund	2,664	1,471
SSGA Retirement Income Fund	5,007	5,140

Fixed Annuity Contract
Key Guaranteed Portfolio Fund	—	494

Stable Value Fund
Synthetic investment contracts	166,933	170,704
Collective trusts	6,683	10,024
	173,616	180,728
Total investments	$957,556	$983,922

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 4.    Fair Value Measurements
The following table sets forth information regarding the Plan’s financial assets that are measured at fair value in a three-tier value hierarchy to prioritize the inputs in measuring fair value as follows:

Level 1	–	Observable inputs such as quoted market prices in active markets;
Level 2	–	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	–	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(in thousands of dollars)	December 31, 2018	Assets Measured at NAV (e)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Company Common Stock (a)	$55,389	—	$55,389	$—	$—
Mutual Funds, Common Stock, and Interest-Bearing Cash (b)	7,139	—	7,139	—	—
Fixed Annuity Contract (c)	—	—	—	—	—
Collective Trusts (d)	721,412	721,412	—	—	—
Total fair value of investments	$783,940	721,412	$62,528	$—	$—

(in thousands of dollars)	December 31, 2017	Assets Measured at NAV (e)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Company Common Stock (a)	$59,054	$—	$59,054	$—	$—
Mutual Funds, Common Stock, and Interest-Bearing Cash (b)	8,068	—	8,068	—	—
Fixed Annuity Contract (c)	494	—	—	494	—
Collective Trusts (d)	735,578	735,578	—	—	—
Total fair value of investments	$803,194	$735,578	$67,122	$494	$—

(a) Company Common Stock includes investment of shares of Sonoco Stock in the Sonoco Stock Fund, which is a publicly traded instrument valued using stated market value and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(b) Mutual Funds, Common Stock, and Cash Equivalents include investments held in the Self-Managed Account. In addition to common stock, the Self-Managed Account Fund is also comprised of highly diversified mutual funds and interest-bearing cash held for liquidity purposes. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(c) The Fixed Annuity Contract is valued at fair value by discounting the related cash flows on current yields of similar instruments with comparable durations considering credit-worthiness of the issuer. Participants transact at contract value and fair value is determined annually for financial statement reporting purposes only.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 4.    Fair Value Measurements (Continued)
(d) The Collective Trusts consist of the Plan’s investment for all funds not specifically listed elsewhere in the chart. The underlying investments consist of equity investments, short term investments, collective investment funds, and fixed income securities. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Collective Trust's net asset values. There were no unfunded commitments.
(e) Certain assets are measured at the net asset value (NAV) per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.

The Plan currently has no non-financial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the fair value of investments held at the end of the period are reported in “Net (depreciation)/appreciation in fair value of Plan investments” in the “Statements of Changes in Net Assets Available for Benefits.”
Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2018 and 2017, there were no transfers in or out of levels 1, 2, or 3.

Note 5.    Related Party Transactions
Certain Plan investments, including investments in the collective trusts and money market funds, are managed by SSGA and SSBT. Underlying investments in the Stable Value Fund are sponsored by the investment manager for the fund, Wells Fargo, N.A., which qualifies as a party-in-interest. As the Plan Trustee, GWFS issued, managed, or had custodial relationships with certain Plan investments. Therefore, transactions related to these investments qualify as party-in-interest transactions. In addition, the recordkeeper Empower was paid administrative fees throughout the year. Fees paid by the Plan to these related parties amounted to approximately $1,398,000 and $1,158,000 for the years ended December 31, 2018 and 2017, respectively.

At December 31, 2018 and 2017, the Plan held approximately 1,042,000 and 1,111,000 shares, respectively, of common stock of the Company with a fair value of approximately $55,389,000 and $59,054,000, respectively. During the years ended December 31, 2018 and 2017, the Plan recorded dividend income on the common stock of the Company of approximately $1,779,000 and $1,810,000, respectively.

Note 6.    Tax Status
The Internal Revenue Service (“IRS”) has determined and informed Sonoco ("Plan Administrator") by a letter dated February 24, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 7.    Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 8.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

(in thousands of dollars)	2018	2017
Net assets available for benefits per the financial statements	$1,003,802	$1,028,706
Plus:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
	1,701	1,106
Net assets available for benefits per Form 5500	$1,005,503	$1,029,812
The following is a reconciliation of the increase in net assets available for benefits before transfers per the financial statements for the year ended December 31 to the Form 5500:

Year ended
December 31,
(in thousands of dollars)	2018
Decrease in net assets available for benefits before transfers per the financial statements
(61,532)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
595
Decrease in net assets available for benefits before transfers per Form 5500
$(60,937)

Note 9.    Subsequent Events
On October 1, 2018, Sonoco acquired the remaining 70 percent interest in the joint interest Conitex Sonoco. On January 2, 2019, subsequent to year end, approximately $7,187,000 of assets from Conitex Sonoco's 401(k) plan were transferred into the Plan. This transfer will be reflected in the financial statements for the year ended December 31, 2019. Employees who are part of the acquisition are eligible to participate in the Plan starting January 1, 2019 pursuant to the Sixth Amendment to the Sonoco Retirement and Savings Plan dated December 13, 2018.

Supplemental Schedule

Sonoco Retirement and Savings Plan
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2018 (dollars in thousands)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Number of Shares or Units	Current or Market Value

Common Stock and Mutual Funds
Sonoco Products Company*	Sonoco Stock Fund	1,042,239	$55,389
Empower Retirement*	Self-Managed Account	**	7,139
Collective Trusts
StateStreet Global Advisors*	S&P 500 Index Fund	3,649,794	207,613
StateStreet Global Advisors*	S&P Mid-Cap Fund	2,541,597	81,524
StateStreet Global Advisors*	Bond Market Index Fund	5,362,831	75,294
StateStreet Global Advisors*	International Stock Index Fund	3,976,156	80,509
StateStreet Global Advisors*	Russell 2000 Index Fund	1,918,512	50,455
StateStreet Global Advisors*	SSgA Retirement 2030 Fund	4,450,187	58,622
StateStreet Global Advisors*	SSgA Retirement 2020 Fund	3,003,878	37,942
StateStreet Global Advisors*	SSgA Retirement 2040 Fund	2,651,549	35,486
StateStreet Global Advisors*	SSgA Retirement 2050 Fund	1,309,725	17,562
StateStreet Global Advisors*	SSgA Retirement 2035 Fund	1,690,121	22,472
StateStreet Global Advisors*	SSgA Retirement 2025 Fund	1,782,243	23,185
StateStreet Global Advisors*	SSgA Retirement 2045 Fund	878,539	11,796
StateStreet Global Advisors*	SSgA Retirement 2055 Fund	560,193	7,514
StateStreet Global Advisors*	SSgA Retirement Income Fund	430,516	5,007
StateStreet Global Advisors*	SSgA Retirement 2015 Fund	309,956	3,767
StateStreet Global Advisors*	SSgA Retirement 2060 Fund	231,515	2,664

Stable Value Fund
Wells Fargo Fixed Income Funds F
Prudential Insurance Company of America	Synthetic Investment Contract, 2.64%
Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 2.82%
Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 2.57%
Wells Fargo, N.A.*	Fixed Income Fund F		68,292
Wells Fargo Fixed Income Funds L
Prudential Insurance Company of America	Synthetic Investment Contract, 2.64%
Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 2.82%
Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 2.57%
Wells Fargo, N.A.*	Fixed Income Fund L		58,191
Metropolitan Separate Account
Metropolitan Life Ins. Co.	Synthetic Investment Contract, 3.06% (a)
Metropolitan Life Ins. Co.	Separate Account #613		40,450

Wells Fargo, N.A.*	Collective trust, Wells Fargo Short-Term Investment Fund S	6,669,032	6,683
			957,556
Notes receivable from participants*	Notes receivable from participants have interest rates ranging from 4.25% to 9.25%, with varying maturity dates from 2019 to 2038		31,245
			$988,801
* Represents a party-in-interest to the Plan
(a) Represents the aggregate value of the segregated portfolio held by the contract issuer for the benefit of the Fund
** Comprised of a mix of mutual funds, common stocks, and cash equivalents that are converted into units of the Self-Managed Account

EXHIBIT INDEX

Exhibit Number	Description
23-1
Consent of Independent Registered Public Accounting Firm to Incorporation by Reference of Independent Registered Accounting Firm’s Report with Respect to Form 11-K for the Sonoco Retirement and Savings Plan

SIGNATURES
The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO RETIREMENT AND SAVINGS PLAN

	By:	Sonoco Products Company as Plan Administrator

June 28, 2019	By:	/s/ Julie C. Albrecht
Date		Julie C. Albrecht
Vice President and Chief Financial Officer